
JSQ^2: MERCER

MERCER

NYC METRO: 1ST SMART-HOME DEVELOPMENT IN JERSEY CITY

CONFIDENTIAL.

*By accepting this **private memorandum**, you, the **offeree** shall keep in confidence the contents of this **memorandum** and the contents of any and all attachments. Information herein shall only be shared with the **offeree's accounting** and **legal counsel**.*

INVESTMENT HIGHLIGHTS

COMMUTER'S HEAVEN

Access to Downtown Manhattan from Journal Square PATH Train in 12 minutes.

"MILLENNIAL WET DREAM"

A safe haven for young professionals to escape the bustle of NYC in a tranquil and affordable residential neighborhood.

BOOMING SUBMARKET

Jersey City is one of NYC Metro's hottest neighborhoods, with thousands of new residents, stores, bars, and restaurants.


JSQ²: MERCER
508 MERCER
TENANT

10-unit luxury building

Opening in 2020

10 minute walk from Journal Square PATH

Unobstructed skyline view

AI-powered smart tech building


SMART HOME LIVING

24/7 iPhone surveillance

Lime eScooter hub

Free Lyft rides

Free unlimited CitiBike

Smart-home tech powered

Project Costs

$1.86M
Total Cost

$688k
Equity

63 %
LTC

Target Returns

11.2%

Yield on Cost

19.54%

IRR

$4.24M

Terminal Value


JOURNAL SQUARE

JSQ^2 DEVELOPMENT BOOM

Press Highlights


The New York Times
SUBSCRIBE NOW | LOG IN
Jersey City Grows Up
More singles who moved to the area a
choosing to stay when they start fami
and are pushing into nearby waterfro
towns like West New York and
Weehawken.
The Changing Jersey Waterfront
9 Photos | View Slide Show ›


nj com True Jersey.
Search
ENTERTAINMENT
How the hottest real esta
market in N.J. literally div
this tiny town
Updated Sep 11, 2017;
Posted Sep 11, 2017
Gallery: Weehawken through the y


JERSEY DIGS
Home › Jersey City
Development Jersey City
'Monticello Triangle' Project Could Rise Over McGinley Square
By Jared Kofsky - July 17, 2018
13


MENU
BiggerPockets®
Real Estate News & Commentary
10 Reasons THIS Is the Next Hot NYC Metro Neighborhood

Approved Projects


THE HEIGHTS
Hoboken
Hackensack River
WEST SIDE
Lincoln Park
HACKENSACK RIVER WATERFRONT
Liberty Science Center
Liberty State Park
Ellis Island
Borough of Manhattan Community College
LOWER MANHATTAN
New York
Washington Square Park
Brooklyn Bridge
The Spotted Pig
Bakery
Map data ©2019 Google

Completed Projects


THE HEIGHTS
Hoboken
Carlo's Bakery
The Spotted Pig
JOURNAL SQUARE
WEST SIDE
Lincoln Park
MCGINLEY SQUARE
HISTORIC DOWNTOWN
Jersey City
HACKENSACK RIVER WATERFRONT
BERGEN/ LAFAYETTE
Liberty State Park
Hackensack River
Washington Square Park
LOWER MANHATTAN
New York
Brooklyn Bridge
W 14th St
7th Ave
Sip Ave
Communipaw Ave
Grand St
Summit Ave
Central Ave
Palisade Ave
Nelson Ave
18th St
Hudson St
Varick St
Water St
Danforth Ave
7
9
139
681
78
9A

New Development: 533 Mercer Street



- 300-unit luxury building
- Under construction
- Same block as Mercer
- Unobstructed skyline view
- 4,000 square feet of retail space


JSQ^2: MERCER

AREA & LOCATION


JSQ²: MERCER
ELLIS ISLAND
STATUE OF LIBERTY
NEW YORK STOCK EXCHANGE
St. Peter's University
Mercer St
Fairview Ave
Jewett Ave
Gifford Ave
Harrison Ave
Astor Pl
Grand St
Union St
Van Horne St
Whiton St
Monitor St
Clerk St
Randolph Ave
Pacific Ave
Communipaw
Phillip St
Center St
Brunswick St
Monmouth St
Coles St
8th St
4th St
1st St
Erie St
Manila Ave
Marin Blvd
Washington
ShopRite
2nd St
Varick St
Barrow St
Grove St
Warren St
Bay St
Hudson St
York St
Jersey City
Medical Center
COLGATE
CENTER
Essex St
Morris Canal Basin
Freedom Way
Thomas McGovern Dr
Morris Pesin Dr
Liberty National
Golf Club
Ellis Island
Statue of Liberty
Hudson River
Holland Tunnel
Spring St
West St
Laight St
Varick St
TRIBECA
BATTERY
PARK CITY
Church St
Nassau St
John St
New York Stock
Exchange
Pearl St
FDR Dr
South St
East River
Colonels Row
Governors Island
Barry Rd
Hugh L. Carey Tu
N Craig Rd

Area: Jersey City



20 min drive to Newark AIrport
Bank of America
Summit St
12 min walk to Journal Square PATH
Saint Peter's U
Bergen Ave
Academy St
Fruit & Grocer
Hudson Catholic High
MERCER
JFK Blvd
Subway
Drug Store
Restaurant
Burger King
Apparel
Barber Shop
Montgomery Ave
10 minute CitiBike to Liberty State Park
CHM Asian Food Mart
The Beacon



LIBERTY STATE PARK

The symbol of America, featuring The most iconic, historic landmark in America.



WORLD TRADE CENTER

11 minutes by PATH/Subway and you're



HISTORIC WALL STREET

The Capital of Commerce, NYC's Wall Street District is a five-minute boat ride away.

HISTORIC WALL STREET DISTRICT



Business Capital of the World

Home of the NYSE

The world's largest stock exchange

5 minutes by ferry from Jersey City

LIBERTY STATE PARK



Statue of Liberty

Ellis Island

The Three Skylines: JC, BK, Manhattan

10 minute CitiBike ride away

WORLD TRADE CENTER



7-building complex in the Financial District

12 minutes from Journal Square

Iconic landmark

MADISON SQUARE GARDEN



"World's Most Famous Arena"

18 minutes from Journal Square

Top tourist attraction

200+ concerts/sporting events annually


JSQ²: MERCER

THE UNITS

The **Millennial wet dream:**

Breath-taking Scandinavian interior design.

Complete with views of NYC skyline...





... AI-powered units mixed with

Billionaire's Row amenities.

The "Instagram lifestyle" at affordable rates.

Well-crafted floor-plans with floor-to-ceiling windows.

Keyless entry and smart home tech.

All controlled from the phone.


PATIO
9'-3"
BEDROOM
11'-6"
CL.
WH.
W/D
ELEV
DN
UP
#1
605 SF
3'-8"


INSIDE THE
APARTMENTS
CLICK TO VIEW

JSQ²: MERCER



NYC CONNECTIVITY


New York & New Jersey Subway Map
MANHATTAN



LIME HUB

5 min to Journal
Square Station

LYFT

Free
rides for tenants


lyft



PATH TRAIN

12 min ride to
World Trade Center

CITIBIKE

Unlimited rides for
tenants



PATH/SUBWAY MAP


NJ TRANSIT
LIGHT RAIL
RAIL TO AIRPORT
Secaucus Junction
Hoboken Terminal
9th St.
Christopher St.
NEW JERSEY TURNPIKE
NJ TPK Exit 14ABC
HOLLAND TUNNEL
HOUSTON ST.
CANAL ST.
N
Newport
Newark Penn Station
Harsimus Cove
Harborside
Exchange Place
World Trade Center
A C E
2 3
Newark Airport Station
Journal Square
Grove St.
Exchange Place
Essex St.
Paulus Hook
JERSEY CITY
Marin Blvd.
Jersey Ave.
West Side Ave.
MLK Drive
Garfield Ave.
Liberty State Park
Newark Liberty International Airport
NEW YORK HARBOR


CITI BIKE
5 min to Journal Square Station


FERRY
13 min ride to station
5 min ride to Manhattan


LYFT
Partnership provides discounted and free rides for tenants


CAR
15 min drive to Manhattan


PATH TRAIN
12 min walk to station
11 min ride to World Trade Center


LIME SCOOTER HUB
5 min to Journal quare Station


JSQ²: MERCER

NYC vs. JC: THE UPSIDE

Compelling development costs

COSTS PER BUILDABLE SQ. FT.



$681 PSF

Manhattan



$206 PSF

Brooklyn



$145 PSF

Jersey City

Luxury market rental rates

AVERAGE RENTAL PRICE PER SQ. FT.



$6.66 PSF
Manhattan



$4.10 PSF
Brooklyn



$3.75 PSF
Jersey City

Strong Rent Growth

Between 2010 and Q3 2017, Hudson County's asking rent grew at an average of 2.6% per year, despite the delivery of nearly 14,000 units during that same period.

REIS projects that from 2018 to 2021, average asking rents in Hudson County will continue to grow at a rate of 1.7% a year.

Average Asking Rent Hudson County ABC



Historical
Projected
$3,300
$3,100
$2,900
$2,700
$2,500
$2,558
$2,633
$2,676
$2,714
$2,856
$2,972
$3,011
$3,075
$3,136
$3,192
$3,243
$3,298
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021

Source: REIS and Douglas Elliman

New Luxury Rental Buildings

JERSEY CITY

(Trump Bay St, Jersey City Urby, 70 Columbus, Marbella II & Modera Lofts)

PSF: $4.16

Asking Rents: $3,150

MANHATTAN

(Prism at Park Ave South, EOS, Sky, The Encore)

PSF: $6.67

Asking Rents: $4,750


JSQ²: MERCER

JERSEY CITY RENTAL MARKET

Jersey City Rentals

$2,050

Class A rent list price

$3.55

Rent list price/sq. ft.

Jersey City 1 Bedroom Zillow Rent Index



$2,000
$1,800
$1,600
$1,400
2011
2012
2013
2014
2015
2016
2017
2018
2019

Source: Zillow

Jersey City Rental Market Rates

AVERAGE ASKING RENT PER UNIT



$2,824
URBAN CLASS A



$1,610
URBAN CLASS B



$2,050
Mercer


JSQ^2: MERCER

JERSEY CITY LEASING ABSORPTION

New Class A rental developments are leasing at record paces (**$4+** per sq. ft.)





Over **86%** of comparable new rentals were leased as of Sept. 2017, with a lease-up velocity of 52 units per month.

Proven Ability to Absorb Supply

New Jersey City Luxury Rental Properties | Initial Lease-Up Absorption Rates

Property	Year Built	Units	Floors	Approx. Monthly Absorption Rate	Initial Lease-up
Journal Squared	2017	538	53	54	Complete
Vantage	2017	448	45	78	Complete
Ellipse	2017	381	41	38	Complete
Trump Bay Street	2016	467	53	30	Complete
Jersey City URBY	2017	762	69	116	Complete
3 Journal Square	2017	240	13	37	Complete
Cast Iron Lofts 2	2016	232	27	26	Complete
Embankment House	2016	163	6	33	Complete
70 Columbus	2015	545	50	44	Complete
M2	2015	311	38	50	Complete
Modera Lofts	2015	366	8	23	Complete
The Morgan	2015	417	38	28	Complete
The One	2015	439	36	57	Complete
50 Regent	2015	164	10	28	Complete
The Art House	2014	119	11	20	Complete
18 Park	2014	422	11	48	Complete
Weighted Average				**52**	


JSQ^2: MERCER

RENTAL COMPS


JSQ²: MERCER

60 Chestnut Ave

COMPARABLE


Trenton



Four-story apartment building

Class B- property

0.7 miles to PATH Journal Square

Renting at $1,975 for 1BR/1BA units


JSQ²: MERCER

850 Newark Ave

COMPARABLE


W1
W2
6'-0"
9'-0"
24'-0"
22"
STORE SIGN AREA
9'-9"



Five-story mixed-use building

Standard finishes

.5 miles to PATH Journal Square

Renting at $2100 for 1BR/1BA units


JSQ²: MERCER

Nest Micro Apartments

COMPARABLE





122-unit apartment complex

Opening Summer 2019

0.5 miles to PATH Journal Square

Renting at $6+ per sq. ft.


JSQ^2: MERCER

Altura at Journal Square

COMPARABLE





69-unit apartment building

Opened in 2019

.3 miles to PATH Journal Square

Renting at $2400 for 1BR/1BA units


JSQ2: MERCER

Fairmount

COMPARABLE


280



58-unit apartment building

Opened in 2019

.9 miles to PATH Journal Square

Renting at $2,100 for 1BR/1BA units

Competitive Set



$3,000
$2,500
$2,000
$1,500
$1,000
$500
Rent for 1 Bedroom
43 Clifton Pl
508 Mercer
880 Bergen
The Beacon
3 Journal Square
Journal Squared
Building


JSQ²: MERCER

Meet Our Team

Team



Philip Michael

Founder, NYCE/MFP

Founder, NYCE
Bestselling author
Harvard University



Martin Braithwaite

Co-founder, NYCE/MFP

Co-founder, MFP
Barcelona Star
Largest Danish transfer in history



Eugene Paolino

Land Use & Zoning Attorney

Partner, Genova Burns
Legal counsel, Kushner Cos.
Top influential real estate attorney

STAY IN TOUCH WITH US

Philip Michael
Founder, NYCE/MFP
phil@nyeg.co

Martin Braithwaite
Co-founder, NYCE/MFP
martin@nyeg.co